SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2018

The preliminary financial performance figures for Woori Bank for the six-month period ended June 30, 2018, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2018	2H 2017	% Change Increase (Decrease)	1H 2017	% Change Increase (Decrease)
Revenue*	Specified Half	11,480,713	11,738,242	(2.19)	11,986,864	(4.22)
	Cumulative Basis	11,480,713	23,725,106	—	11,986,864	(4.22)
Operating Income	Specified Half	1,807,715	672,514	168.80	1,484,228	21.79
	Cumulative Basis	1,807,715	2,156,742	—	1,484,228	21.79
Income before	Specified Half	1,801,532	519,558	246.74	1,429,948	25.99
Income Tax Expense	Cumulative Basis	1,801,532	1,949,506	—	1,429,948	25.99
Net Income	Specified Half	1,316,317	421,073	212.61	1,109,015	18.69
	Cumulative Basis	1,316,317	1,530,088	—	1,109,015	18.69
Profit to the Equity Holders of the Parent Entity	Specified Half	1,305,878	413,787	215.59	1,098,361	18.89
	Cumulative Basis	1,305,878	1,512,148	—	1,098,361	18.89

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: July 20, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name :	Won Duk Lee
	Title :	Managing Director